Exhibit 99.1

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

Rio do Meio Farm Sale

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), complying with the provisions of Article 157, Paragraph 4 of Law 6404/76 and of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), informs its shareholders and the market in general that it has sold an area of 4,573 hectares (2,859 arable hectares) of Rio do Meio Farm, located in Correntina, Bahia state.

The total amount of the sale is 250 soybean bags per arable hectare or R$130,1 million (~R$45,507/arable ha). The buyer already made an initial payment of R$5.3 million and will pay another R$10.6 million in 2021. The remaining balance will be paid in seven annual installments.

From the accounting perspective, this plot of the Farm is valued in the Company’s books at R$40,0 million (acquisition cost + investments net of depreciation) and has an expected Internal Rate of Return (IRR) in R$ of 56.5%.

The property was acquired in January 2020 and had a total area of 12,288 hectares, resulting in a total of 7,715 hectares remaining in the portfolio after the sale. The area object of this sale was leased to third parties until 2027.

Such sale is in line with the Company’s business strategy that focuses not only on agricultural production but also on capital gains through the sale of properties.

São Paulo, September 20, 2021.

Gustavo Javier Lopez

CAO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com